UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 14, 2022, Vascular Biogenics Ltd (“VBL”) issued a press release announcing financial results for the third quarter ended September 30, 2022, which press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. Also filed as Exhibits 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K are VBL’s unaudited condensed consolidated interim financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 and a discussion of its operating and financial review and prospects for the third quarter ended September 30, 2022.

Exhibits 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended (the “Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Exhibits

Exhibit No.	Description
99.1*	Press Release, dated November 14, 2022
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2022 and for the Three and Nine Months ended September 30, 2022 and 2021
99.3	Operating and Financial Review and Prospects
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

* Furnished not filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 14, 2022	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer